UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8809

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

TABLE OF CONTENTS

		Page
Report of Independent Registered Public Accounting Firm		3
Statements of Net Assets Available For Benefits		4
Statement of Changes in Net Assets Available for Benefits		4
Notes to Financial Statements		5
Supplemental Schedule		13

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature		14

EXHIBIT
23.01	Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of SCANA Corporation 401(k) Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SCANA Corporation 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/DELOITTE & TOUCHE LLP
Charlotte, North Carolina
June 25, 2018

We have served as the auditor of the Plan since at least 1977; however, the specific date has not been determined.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of Dollars)	2017	2016
Assets
Investments at Fair Value - Participant Directed Investments	$1,036,864	$1,326,831
Receivables:
Contribution Receivable - Employee	1,603	1,734
Contribution Receivable - Employer	2,605	2,885
SCANA Corporation Dividends Receivable	4,491	6,568
Participant Notes Receivable	28,438	27,341
Other Accrued Investment Income	6	—
Total Receivables	37,143	38,528
Total Assets	1,074,007	1,365,359
Liabilities
Excess Contributions Payable	—	1
Net Assets Available for Benefits	$1,074,007	$1,365,358

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2017 (Thousands of Dollars)
Additions:
Investment Income:
Interest and Dividends	$42,953
Total Investment Income	42,953
Interest Income on Notes Receivable from Participants	1,234
Contributions:
Participating Employees	41,550
Company and Participating Subsidiaries' Match	27,953
Total Contributions	69,503
Total Additions	113,690
Deductions:
Net Depreciation in Fair Value of Investments	(243,717)
Distributions to Participants	(160,811)
Administrative Expenses	(513)
Total Deductions	(405,041)
Decrease in Net Assets	(291,351)
Net Assets Available for Benefits, Beginning of Year	1,365,358
Net Assets Available for Benefits, End of Year	$1,074,007

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements for the SCANA Corporation (SCANA or the Company) 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investments Valuation
The Plan’s investments are stated at fair value (see Notes 3 and 5). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Quoted market prices are used to value the shares of common stock. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments.

The Wells Fargo Stable Value Fund Q (Fund Q) is a common collective trust fund that has invested all of its assets in the Wells Fargo Stable Return Fund G (Fund G). The value of Fund Q is based on the underlying unit value of Fund G. Certain required disclosures related to Fund G follow.
Fund G invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified time period. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of (1) a fixed-income security or portfolio of fixed-income securities and (2) a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. Fund G carries its investments at contract value in accordance with GAAP.
GICs are backed by the general account of the contract issuer. Fund G deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds.
There are several risks specific to investment contracts. One of the primary risks involved is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. A second risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products.
GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing Fund G or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security-backed contracts that permit the issuer to terminate at fair value generally provide that Fund G may elect to convert such termination to an amortization election. In addition, if Fund G defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under the Employee Retirement Income Security Act of 1974 (ERISA)), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and Fund G will receive the fair value as of the date of termination.
GICs and security-backed contracts also generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund G operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to Fund G structure or administration;

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of Fund G, including a merger with another fund;

•	the failure of Fund G to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the redemption of all or a portion of the interest in Fund G held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to certain corporate actions;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to Fund G or participating plans; or

•	the delivery of any communication to plan participants designed to influence a participant not to invest in Fund G.
At this time, Fund G does not believe that the occurrence of any market value event which would limit Fund G’s ability to transact with participants at contract value is probable.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on their payment date or accrued if earned before year-end and paid after year-end.

Management fees and operating expenses charged to mutual fund investments are deducted from income earned on a daily basis and are not separately reflected. Management fees and operating expenses charged to the Plan for investments in the common collective trust fund are accrued daily and charged to the Plan at the end of each month. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Adoption of New Accounting Standard
In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and financial liabilities, among other things. If applicable, the Plan will be required to make a cumulative-effect adjustment to beginning assets available for benefits as of the beginning of the fiscal year in which the guidance is effective, with certain exceptions. The Plan is required to adopt this guidance in the first quarter of 2019, though early adoption in the first quarter of 2018 is permitted. The Plan has not determined when it will adopt this guidance and does not anticipate that its adoption will have a significant impact on its financial statements.

2.    Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General
Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company to be eligible to participate in the Plan. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are invested in the Common Stock Fund) are intended to qualify under Code sections 401(a) and 4975(e)(7). The Common Stock Fund invests exclusively in Company common stock and holds only shares of Company common stock and dividends declared on the stock (pending distribution to participants or reinvestment in Company common stock in accordance with the Plan’s terms). The Plan’s assets are held by Bank of America, N.A., the Plan’s trustee (Trustee), pursuant to a trust agreement. The Plan's recordkeeper is Bank of America Merrill Lynch (Recordkeeper). Administrative expenses are paid primarily by the participants (from their Plan accounts). The Company pays certain other costs to administer the Plan, which are not included in these financial statements. A portion of the Plan expenses may be paid from Plan forfeitures, if available. As part of the Plan expenses, participants pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis. The Plan is subject to the provisions of ERISA.

Contributions
The Plan allows participants to contribute up to 75% of eligible earnings on an after-tax basis (Regular Contributions) or before-tax basis (Tax Deferred Contributions), subject to certain Code limitations. The Plan has an automatic enrollment feature for all eligible employees hired or rehired on or after January 1, 2014. Employees who are eligible to participate in the Plan are enrolled with a 3% before-tax contribution. The Plan also contains an automatic election escalator feature for participants who are automatically enrolled in the Plan. The automatic escalator feature increases participants' before-tax contribution rate from the automatic enrollment rate of 3% on an annual basis in increments of 1% until they reach a maximum of 6% unless they opt out of the automatic escalation feature. These automatic enrollment and escalation amounts will be invested in the Vanguard Target Retirement Fund with a target year that most closely approximates the year of the participant's 65th birthday, unless the participant chooses other investment options under the Plan. The Company and participating subsidiaries match participant contributions on a dollar for dollar basis up to 6% of eligible earnings. Participants age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law are allowed to make catch-up contributions. The Plan also allows for the acceptance of direct rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA). All contributions are subject to various limits imposed by the Code and the Plan.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of Plan administrative expenses. Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments
Participants direct the Trustee to invest contributions in any combination of available investment funds, including the Common Stock Fund, a group of mutual funds and a common collective trust fund. The Company’s matching contributions are initially invested in the investment funds elected by participants for their own contributions. Company matching contributions may be transferred by the participant at any time after the initial investment to any other investment option in the Plan.

Effective January 7, 2016, Evercore Trust Company, N.A. (Evercore) was appointed as the independent fiduciary and investment manager of the Common Stock Fund. Effective October 19, 2017, Newport Trust Company (Newport) assumed Evercore’s responsibilities with respect to the Common Stock Fund. As the independent fiduciary and investment manager for the Common Stock Fund under ERISA, Newport has the sole fiduciary responsibility under the Plan and ERISA for deciding whether the Common Stock Fund should continue to be offered as an investment fund under the Plan, including deciding whether to restrict new investment in the Common Stock Fund or to sell or otherwise dispose of all or any portion of the Company’s common stock held in the Common Stock Fund (subject to any practical or legal restrictions).

The following changes in investment options in the Plan were made effective July 3, 2017:

•
The T. Rowe Price Mid-Cap Value Fund was replaced with the T. Rowe Price Mid-Cap Value Fund - I Class, reflecting a new share class used for the fund with a lower expense ratio.  The investments and policies of the underlying fund did not change.

•
The Wells Fargo Stable Return Fund C was replaced with the Wells Fargo Stable Value Fund Q, reflecting a new share class used for the fund with a lower expense ratio.  The investments and policies of the underlying fund did not change.

•
The Victory RS Partners Fund was replaced with the DFA US Small Cap Value Portfolio.  The investment seeks to achieve long-term capital appreciation by investing at least 80% of its net assets in securities of small cap U.S. companies.

Vesting
Participants are fully and immediately vested in all contributions, whether made by participants, the Company or participating subsidiaries.

Notes Receivable from Participants
Participants may borrow from their account balances up to a maximum of $50,000 or 50% of their account balances, whichever is less. Participants are assessed a fee of $100 for each loan originated. The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1%, as determined on the first business day of the month within which the loan is originated. Principal and interest is repaid through payroll deduction. Terminated and retired employees may make arrangements with the Recordkeeper to continue their biweekly loan payments until the loan is paid in full. If such arrangements are not made, within 30 days after termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s loan will be considered to be delinquent. On the 15th day of the second quarter after the loan becomes delinquent, the participant’s loan is considered to be in default and the participant’s account is reduced by the outstanding amount of the loan. This action will cause the participant to incur taxable income in the amount of the defaulted outstanding loan balance plus accrued unpaid interest. However, pursuant to Code regulations, a participant may treat the amount of the outstanding loan balance, including unpaid accrued interest, that was converted into taxable income as a rollover by depositing an amount equal to the converted amount into an IRA or other tax-qualified retirement plan within 60 days from the date the outstanding loan balance was first treated as taxable income to the participant.

Distributions and Withdrawals
Before attainment of age 59-1/2, participants may request in-service withdrawals from their Prior Employer. Regular Contributions, Rollover, or Company matching contribution accounts. A distribution from Company matching contributions may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made. However, if the participant has participated in the Plan for at least five years, all Company matching contributions are eligible for distribution. Participants may not receive in-service withdrawals from their Tax Deferred Contributions before attaining age 59-1/2 unless they can demonstrate a financial hardship. Participants may receive a full distribution from the Plan after attaining age 59-1/2 or in the event of retirement, death, disability or other termination of employment.

Dividends paid on Company common stock allocated to participants’ Plan accounts are reinvested in Company common stock, unless participants elect to have the dividends paid directly to them in cash.

Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the Code or the Plan limits. No excess contributions were received by the Plan in 2017. Excess contributions of $947 were received by the Plan in 2016 and were distributed to the applicable participants prior to the Internal Revenue Service (IRS) deadlines.

Federal Income Tax Status
The Plan received a determination letter from the IRS dated May 19, 2016, indicating that the Plan satisfied all applicable requirements of the Code, subject to the adoption of certain amendments to the Plan. The Company subsequently adopted these amendments. In addition, the Plan has been further amended; however, the Company and the Plan administrator believe that the Plan is designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Subsequent Events
The following changes in investment options in the Plan were made after December 31, 2017:

Effective January 19, 2018, the Vanguard Total Bond Market Index Fund, Admiral Class was replaced with the Vanguard Total Bond Market Index Fund, Institutional Class, reflecting a new share class used for the fund with a lower expense ratio.  The investments and policies of the underlying fund did not change.

Effective January 19, 2018, the Vanguard Extended Market Index Fund, Admiral Class was replaced with the Vanguard Extended Market Index Fund, Institutional Class, reflecting a new share class used for the fund with a lower expense ratio.  The investments and policies of the underlying fund did not change.

Effective January 19, 2018, the Vanguard Total International Stock Index Fund, Admiral Class was replaced with the Vanguard Total International Stock Index Fund, Institutional Class, reflecting a new share class used for the fund with a lower expense ratio.  The investments and policies of the underlying fund did not change.

Effective April 27, 2018, the Janus Henderson Research Fund Class I was replaced by the Harbor Capital Appreciation Fund Retirement Class. The investment seeks long-term growth of capital by investing in equity securities, principally common and preferred stocks, of U.S. companies with market capitalizations of at least $1 billion at the time of purchase and that the Subadvisor considers having above average prospects for growth

See also Note 6 for a subsequent event related to a proposed merger involving the Company.

3.    Investments

During the year ended December 31, 2017 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(Thousands of Dollars)
SCANA Corporation Common Stock	$(304,374)

Common Collective Trust Funds:
Wells Fargo Stable Return Fund C	630
Wells Fargo Stable Value Fund Q	800

Mutual Funds:
AMG TimesSquare Mid Cap Growth Fund	807
DFA US Small Cap Value	550
Dodge & Cox International Stock Fund	5,775
Dodge & Cox Stock Fund	6,708
Janus Research Fund	4,597
PIMCO Total Return Portfolio Institutional	655
Victory R S Partners Funds Class Y	759
T. Rowe Price Mid Cap Value Fund	2,081
Vanguard Institutional Index Fund	12,140
Vanguard Target Retirement Income Fund Institutional Class	470
Vanguard Extended Market Index Fund	1,119
Vanguard Total Bond Market Index Fund	62
Vanguard Total International Stock Index Fund	1,319
Vanguard Target Retirement 2015 Fund Institutional Class	853
Vanguard Target Retirement 2020 Fund Institutional Class	2,175
Vanguard Target Retirement 2025 Fund Institutional Class	5,820
Vanguard Target Retirement 2030 Fund Institutional Class	1,923
Vanguard Target Retirement 2035 Fund Institutional Class	3,828
Vanguard Target Retirement 2040 Fund Institutional Class	1,007
Vanguard Target Retirement 2045 Fund Institutional Class	2,889
Vanguard Target Retirement 2050 Fund Institutional Class	835
Vanguard Target Retirement 2055 Fund Institutional Class	734
Vanguard Target Retirement 2060 Fund Institutional Class	560
Voya Small Cap Opportunities Fund	1,561
Total Mutual Funds	59,227
Net depreciation in fair value of investments	$(243,717)

4.    Exempt Party-In-Interest Transactions

Certain Plan investments are shares of common stock of the Company, which qualify as permitted party-in-interest transactions. At December 31, 2017 and 2016, the Plan held 7.0 million and 11.3 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $504.9 million and $702.5 million, respectively. During the year ended December 31, 2017, the Plan recorded dividend income of $17.8 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

The Trustee is a party-in-interest. Administrative expenses for record keeping, servicing fees and other investment fees and expenses paid to the Trustee during 2017 qualify as permitted party-in-interest transactions.

5.    Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common Stocks —Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds —Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund —Valued at the net asset value of units of a bank collective trust. The Fund invests in fully-benefit responsive investment contracts that are held at contract value. Net asset value is determined to be contract value, the value at which participants ordinarily transact. This practical expedient would not be used if it is determined to be probable that the Fund will sell the investment for an amount different from reported net asset value. Participant transactions (purchases and sales) may occur daily. See also discussion of Fund Q and G in Note 1.

The following table includes the major categories of debt and equity securities on the basis of the nature and risk of the investments at December 31, 2017 and December 31, 2016. There were no Level 2 or Level 3 fair value measurements for any period presented.

(Thousands of Dollars)	2017	2016
Investments with fair value measures at Level 1:
Common stock	$278,284	$827,402
Mutual funds	663,573	413,484
Total assets in the fair value hierarchy	941,857	1,240,886

Investments at net asset value:
Common collective trust -Stable value fund	95,007	85,945
Total investments at fair value	$1,036,864	$1,326,831

Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The significance of transfers between levels are evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers between levels.

6.    Proposed Merger

On January 2, 2018, SCANA, Sedona Corp. and Dominion Energy, Inc. (Dominion Energy) entered into a merger agreement pursuant to which Sedona Corp. (a wholly-owned subsidiary of Dominion Energy) agreed to merge into SCANA in a stock-for-stock transaction in which SCANA shareholders would receive 0.6690 of a share of Dominion Energy common stock for each share of SCANA common stock. The completion of the merger is subject to customary closing conditions, including the receipt of approvals from SCANA’s shareholders, and is also subject to consents and approvals or findings from governmental entities, which may impose conditions that could have an adverse effect on SCANA or could cause either SCANA or Dominion Energy to abandon the merger. The completion of the merger is also subject to an absence of substantive changes in certain South Carolina laws that would reasonably be expected to have an adverse effect on SCANA or its subsidiaries, or if any governmental entity enacts any order or there is any change in law which imposes any material change to the terms, conditions or undertakings set forth in a joint application and petition of South Carolina Electric & Gas Company (a principal subsidiary of SCANA) and Dominion Energy for review and approval of the merger, among other things (the Joint Petition) or any significant changes to the economic value of the Joint Petition. Completion of the merger would affect investment options available under the Plan and may result in other changes to the Plan.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i
EIN: 57-0784499, Plan 002

(Thousands of Dollars)	Cost **	Current Value
*SCANA Corporation Common Stock		$278,284

Common Collective Trust Fund:
Wells Fargo Stable Value Fund Q		95,007

Mutual Funds:
AMG TimesSquare Mid Cap Growth Fund		23,802
DFA US Small Cap Value		16,826
Dodge & Cox International Stock Fund		42,846
Dodge & Cox Stock Fund		83,882
Janus Research Fund		46,135
PIMCO Total Return Portfolio Institutional		41,020
T. Rowe Price Mid Cap Value Fund		50,831
Vanguard Institutional Index Fund		83,542
Vanguard Target Retirement Income Fund Institutional Class		8,165
Vanguard Extended Market Index Fund		10,900
Vanguard Total Bond Market Index Fund		11,996
Vanguard Total International Stock Index Fund		11,902
Vanguard Target Retirement 2015 Fund Institutional Class		10,974
Vanguard Target Retirement 2020 Fund Institutional Class		27,720
Vanguard Target Retirement 2025 Fund Institutional Class		64,056
Vanguard Target Retirement 2030 Fund Institutional Class		21,996
Vanguard Target Retirement 2035 Fund Institutional Class		33,298
Vanguard Target Retirement 2040 Fund Institutional Class		8,956
Vanguard Target Retirement 2045 Fund Institutional Class		20,617
Vanguard Target Retirement 2050 Fund Institutional Class		6,090
Vanguard Target Retirement 2055 Fund Institutional Class		5,788
Vanguard Target Retirement 2060 Fund Institutional Class		4,358
Voya Small Cap Opportunities Fund		27,873

*Loans to participants, with interest rates ranging from 4.25% to 6.0% and maturities ranging from 1 month to 10 years		28,438
Total		$1,065,302

* Denotes permitted party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Date:	June 25, 2018	BY:	/s/Tami S. Haselden
Tami S. Haselden, Plan Manager, on behalf of
The SCANA Corporation 401(k) Retirement Savings Plan Committee